                                       Filed by IGEN International, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed under Rule
                                       14a-12 under the Securities and Exchange
                                       Act of 1934

                                       Subject Company: IGEN International, Inc.

                                       Exchange Act File Number of Subject
                                       Company: 000-23252

                                       Registration Statement
                                       Number: 333-109196


(IGEN INTERNATIONAL, INC. LOGO)
--------------------------------------------------------------------------------
16020 Industrial Drive, Gaithersburg, Maryland 20877 USA
                                  Telephone: (301) 869-9800, Fax: (301) 208-3798

FOR IMMEDIATE RELEASE

CONTACTS:

George Migausky                      Jonathan Fassberg (investors)            Paul Caminiti or Andrew Cole (media)
IGEN International, Inc.             The Trout Group                          Citigate Sard Verbinnen
(301) 869-9800, ext. 2013            (212) 477-9007, ext. 16                  (212) 687-8080


                 IGEN ANNOUNCES FILING OF REGISTRATION STATEMENT
                              FOR ROCHE TRANSACTION

GAITHERSBURG, Md., September 29, 2003 -- IGEN International, Inc. (Nasdaq: IGEN) announced today that its wholly-owned subsidiary, BioVeris Corporation, has filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to the previously announced transaction with Roche Holding Ltd. This registration statement contains a preliminary version of the proxy statement/prospectus that, once final, will be mailed to IGEN stockholders in connection with a special meeting of stockholders to vote on the proposed merger and any other matters that might be presented at the meeting. The proxy statement/prospectus will be mailed after the SEC declares the registration statement effective.

BioVeris, which was previously called IGEN Integrated Healthcare, LLC, is the company that was referred to as "Newco" in the definitive agreements relating to the transaction with Roche. As previously disclosed, if the transaction with Roche is completed, IGEN stockholders will be entitled to receive $47.25 in cash, without interest, and one share of BioVeris common stock for each share of IGEN common stock they own.

Investors and security holders are urged to read the proxy statement/prospectus regarding the transaction with Roche because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by BioVeris and IGEN with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877,
(301) 869-9800, Attention: Secretary.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transaction with Roche. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

IGEN develops and markets biological detection systems based on its proprietary ORIGEN technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. ORIGEN-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed by IGEN and its licensees and/or distributors. IGEN, M-SERIES and ORIGEN are registered trademarks of IGEN International, Inc. More information about the company can be found at http://www.igen.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about revenue growth, market acceptance of new products, litigation and business operations. Actual results might differ materially from these statements due to risks and uncertainties, including those associated with competitive products, market acceptance of products and market conditions. More complete descriptions of the risks applicable to IGEN appear in the company's documents filed with the Securities and Exchange Commission and available on request from the company. IGEN disclaims any intent or obligation to update these forward-looking statements.

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